Consolidated Water Co. Ltd.
Regatta Office Park, Windward Three
Fourth Floor, West Bay Road
P.O. Box 1114
Grand Cayman, KY1-1102
Cayman Islands
June 26, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0404
Attention: Mr. Michael Moran and Mr. Brian V. McAllister

Re:	Consolidated Water Co. Ltd. Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 17, 2008 Form 10-Q for the Quarterly Period Ended March 31, 2008 Filed May 12, 2008 File No.0-25248
Dear Sirs:
     We are providing this correspondence to respond to your comments on the above referenced filings as communicated in your letter dated June 5, 2008. Your comments and our responses thereto are as follows:
General
1.	Where a comment below requests added disclosure or other revisions to be made please show us in your response what the revisions will look like. These revisions should be included in future interim and annual filings, as applicable.

Response: We confirm that the added disclosures and other revisions noted in our responses that follow will be included in future interim and annual filings.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
Critical Accounting Policies, page 30

2.	Please revise your disclosure of critical estimates and judgments to supplement and not duplicate the summary of significant accounting policies that are already disclosed in Note 2 to the financial statements. Please carefully evaluate each policy and revise your discussion as appropriate to clarify and quantify each estimate. Discuss and quantify how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. Refer to Release Nos. 33-8350 and 34-48960.

Response: We will revise our disclosures in the MD&A section of future filings to eliminate the duplication of the summary of significant accounting policies already provided in the footnotes to the financial statements and instead will provide the following information (please note that the disclosures regarding the valuation of OC-BVI are subject to change as a result of new developments in this matter prior to the next filing):

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ significantly from such estimates and assumptions.

Certain accounting estimates or assumptions constitute “critical accounting estimates” due to the fact that:
•	the nature of these estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	the impact of the estimates and assumptions on financial condition and results of operations is material.
Our critical accounting estimates relate to (i) the valuation of our equity investment in our affiliate, OC-BVI; (ii) goodwill and intangible assets; and (iii) plant construction revenues and costs.

Valuation of Equity Investment in Affiliate. We account for our investment in OC-BVI in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” This accounting pronouncement requires recognition of a loss on an equity investment that is other than temporary, and indicates that a current fair value of an equity investment that is less than its carrying amount may indicate a loss in the value of the investment. OC-BVI’s on-going dispute with the BVI government over the ownership of its Baughers Bay plant may indicate that the current fair value of our investment in OC-BVI is less than our carrying value for this investment.

As a quoted market price for OC-BVI’s stock is not available, to test for possible impairment of our investment in OC-BVI we estimate its fair value by calculating the expected cash flows from our investment in OC-BVI using the guidance set forth under the FASB Statement of Financial Accounting Concepts No. 7, “Using Cash Flow Information and Present Value in Accounting Measurements.” In accordance with this FASB statement we (i) identify various possible outcomes of the Baughers Bay dispute and negotiations for a contract on OC-BVI’s new Bar Bay plant; (ii) estimate the cash flows associated with each possible outcome, and (iii) assign a probability to each outcome based upon discussions held to date by OC-BVI’s management with the BVI government and OC-BVI’s legal counsel. The resulting probability-weighted sum represents the expected cash flows, and our best estimate of future cash flows, to be derived from our investment in OC-BVI.

The identification of the possible outcomes for the Baughers Bay dispute and Bar Bay negotiations, the projections of cash flows for each outcome, and the assignment of relative probabilities to each outcome all represent significant estimates made by us. While we have used our best judgment to identify the possible outcomes and assign relative probabilities to each outcome, these estimates are by their nature highly subjective and are also very subject to material change by our management over time based upon (i) additional information from OC-BVI’s management and legal counsel, (ii) a change in the status of negotiations and/or (iii) OC-BVI’s litigation with the BVI government. The ultimate resolution of the Baughers Bay and Bar Bay issues may differ significantly from our estimates and may result in actual cash flows from OC-BVI that vary materially from the expected cash flows we use in determining OC-BVI’s fair value. If OC-BVI and the BVI government are unable to agree on a new contract for Baughers Bay and this matter proceeds to resolution through the Courts, the BVI government’s right of ownership under the 1990 Agreement could be found to be enforceable, in which case OC-BVI could lose its water supply arrangement with the BVI government or may be forced to accept a water supply arrangement with the BVI government on less favorable terms, and if the BVI government exercises its purported right, OC-BVI could lose ownership of the Baughers Bay plant. Even if OC-BVI is able to refute the BVI government’s purported right of ownership, OC-BVI may elect to accept a new contract on less favorable terms. OC-BVI may be unsuccessful in negotiating a contract for the Bar Bay plant on terms it finds acceptable. Any of these or other possible outcomes could result in actual cash flows from our investment in OC-BVI that are significantly lower than our estimate. In such case, we could be required to record an impairment charge to reduce the carrying value of our investment in OC-BVI. Such impairment charge would reduce our earnings and could have a material adverse impact on our results of operations and financial condition.

Goodwill and other intangible assets. Goodwill represents the excess costs over fair value of the assets of an acquired business. Goodwill and intangible assets acquired in a business combination accounted for as a purchase and determined to have an indefinite useful life are not amortized, but are tested for impairment at least annually in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”. We periodically evaluate the possible impairment of goodwill. Management identifies our reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. We determine the fair value of each reporting unit by calculating the expected cash flows from each reporting unit and compare the fair value to the carrying amount of the reporting unit. To the extent the carrying amount of the reporting unit exceeds the fair value of the reporting unit, we are required to perform the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. In this step, we compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the implied fair value is less than its carrying amount, the impairment loss is recorded. Based upon our annual tests to date, we have not experienced any impairment losses on our recorded amounts of goodwill.

Plant construction revenue and cost of plant construction revenue: We recognize revenue and related costs as work progresses on fixed price contracts for the construction of desalination plants to be sold to third parties using the percentage-of-completion method, which relies on contract revenue and estimates of total expected costs. We follow this method since we can make reasonably dependable estimates of the revenue and costs applicable to various stages of a contract. Under the percentage-of-completion method, we record revenue and recognize profit or loss as work on the contract progresses. Our engineering personnel estimate total project costs and profit to be earned on each long term, fixed price contract prior to commencement of work on the contract and updates these estimates as work on the contract progresses. The cumulative amount of revenue recorded on a contract at a specified point in time is that percentage of total estimated revenue that incurred costs to date comprises of estimated total contract costs. If, as work progresses, the actual contract costs exceed estimates, the profit recognized on revenue from that contract decreases. We recognize the full amount of any estimated loss on a contract at the time the estimates indicate such a loss.

To date we have not experienced a material adverse variation from our cost estimates for plants constructed for sale to third parties. However, the terms of each of the sales contracts with our customers require us to guarantee the sales price for the plant at the bid amount. We assume the risk that the costs associated with constructing the plant may be greater than we anticipated in preparing our bid. Because we base our contracted sales price in part on our estimation of future construction costs, the profitability of our plant sales is dependent on our ability to estimate these costs accurately. The cost estimates we prepare in connection with the construction of plants to be sold to third parties are subject to inherent uncertainties. The cost of materials and construction may increase significantly after we submit our bid for a plant due to factors beyond our control, which could cause the gross margin for a plant to be less than we anticipated when the bid was made. The profit margin we initially expect to generate from a plant sale could be further affected by other factors, such as hydro-geologic conditions at the plant site that differ materially from those we believed existed and relied upon when we submitted our bid.
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 33
3.	Note 15 discloses the $7.8 million increase in cost of revenue in 2007 over 2006 is largely attributable to a $4,547,122 increase in cost of plant sales and $1,839,083 increase in fuel oil costs. Please direct us to your discussions of these significant economic changes in your results of operations or tell us why you have not discussed these items in consideration of Item 303(a)(3) of Regulation S-K.

Response: We discuss our results of operations primarily on a segment-by-segment basis. Financial information regarding our results by segment is also provided in Note 17 to the financial statements. Plant sales are part of the activities of our services segment. Our discussion of our services segment results for 2007 at page 34 disclosed that the increase in services revenues and gross profit for 2007 results from the Tynes Bay and North Sound plant construction projects. We believe readers of our MD&A understand that the gross profit represents the difference between revenues and cost of sales and that they can therefore derive the reason for the increase in cost of sales for the services segment from the information provided. With respect to the increase in fuel oil costs for 2007, which impacted our retail and bulk segments, these increases were passed through to our customers, as allowed under our contracts, by means of increases in amounts invoiced, and thus did not significantly impact our gross profit or gross profit percentages for 2007.
Notes to Consolidated Financial Statements, page 49
Other Liabilities, page 51
4.	Please tell us and disclose your accounting method for recognizing the discount on future water supplies as well as where you characterize the amounts in your statements of income and the amounts recognized in each of the periods presented, as applicable.

Response: These amounts do not represent “discounts” but instead constitute advances from our customers intended to partially fund the cost of expanding our pipeline distribution system to their locations. Upon receipt, we credit these funds to a liability account on our books for future use by the customer. After construction is complete, the customer is billed for 100% of the water provided but is required to pay only 90% of the amount billed. The remaining 10% is considered paid by reducing the advances/liability account. Once they have used all of the funds in their advance account, the customer is then required to remit 100% of the amounts billed. Our use of these advance accounts does not impact our results of operations.

Note 5. Inventory, page 52
5.	Please tell us why you classify spare parts stock as a current asset or reclassify the portion you estimate you will not use in the near term as a non-current asset.

Response: Our inventory consists of spare parts stock and consumables. Our consumables typically have a shelf life of less than a year but a portion of our spare parts stock may remain in inventory for more than a year. We do not believe the amount of our spare parts stock that is misclassified as current in our balance sheet is material to either current assets or total assets. However, we will analyze the composition of our inventory and reclassify that amount we consider to have a likely shelf life of more than one year to non-current assets beginning with the quarter ending September 30, 2008.
Exhibits 31.1 and 31.2
6.	In future filings please eliminate the titles of your certifying officers and the use of the terms annual or interim reports. See Item 601(31) of Regulation S-K. Please confirm that the inclusion of the titles in the first line of your certifications was not intended to limit the capacity of these individuals to provide certification in Form 10-K.

Response: We hereby confirm that the inclusion of the title in the first line of each certification for our CEO and CFO was not intended to limit the capacity in which such individuals provided the certifications in the above referenced filings. In future filings, we will eliminate the titles of our certifying officers and the use of the terms annual or interim reports.
Form 10-Q for the Quarterly Period Ended March 31, 2008
Material Commitments, Expenditures and Contingencies, page 19
7.	Please tell us how you determined there is no need to establish a valuation allowance for OC-BVI receivables from the BVI government. We see the BVI government remitted $3.5 million to OC-BVI on $8.1 million gross accounts receivable as of December 31, 2007 and the BVI government has not remitted any payments since January 2008. Also please tell us how your consideration was impacted by the BVI government’s communicating it would only pay OC-BVI’s cost to produce water or an estimated 30% of billings. We refer you to paragraph five on page 12. Please include all applicable accounting pronouncements to support your conclusion.

Response: OC-BVI’s decision (with which we concurred) not to establish a valuation allowance for its receivables from the BVI government was based upon negotiations to date with the BVI government, a legal opinion from OC-BVI’s local counsel, and the accounting guidance set forth under Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“SFAS No. 5”).

In October 2006 OC-BVI was notified by the BVI government that it was asserting a purported right of ownership of OC-BVI’s Baughers Bay plant under a contract that was signed in 1990 with an original expiration date (assuming exercise of one seven-year extension) of May 2006. OC-BVI has disputed this purported right of ownership due to material expansions OC-BVI made to the plant with the consent of the BVI government subsequent to the signing of the contract that were outside of the scope of the 1990 agreement. Based upon advice of counsel OC-BVI believes that the BVI government does not own the entire plant and has no right to the capital improvements associated with the additional capacity constructed after the signing of the 1990 agreement as amended. This dispute continues to be negotiated but the BVI government has filed a lawsuit seeking ownership in the Eastern Caribbean Supreme Court and this matter may ultimately proceed to formal litigation.

In early 2007 the BVI government notified OC-BVI that it intended to pay for water supplied by OC-BVI at a greatly reduced rate (a rate that is less than OC-BVI’s cost to produce the water) from the rate paid under the 1990 agreement as amended. The BVI government has provided no legal basis or justification for this reduced rate other than the on-going dispute over the ownership of the Baughers Bay plant. OC-BVI’s Board of Directors believes this reduced rate was implemented by the BVI government to create potential liquidity issues for OC-BVI and thereby force a more rapid (and less favorable to OC-BVI) resolution of the Baughers Bay dispute. OC-BVI has refused to accept this lesser rate and has continued to bill the BVI government for water supplied at the rate in effect prior to the expiration of the 1990 agreement as amended.

OC-BVI has obtained legal advice from local BVI counsel with respect to collection of the outstanding receivables. This counsel has opined that under BVI law the BVI government has a legal obligation to pay all of the amounts billed by OC-BVI.

OC-BVI’s Board of Directors has consistently represented to us that it will not discount or reduce its outstanding accounts receivables from the BVI government in order to resolve the Baughers Bay ownership dispute or as part of a new contract with the BVI government. Based upon this position, the opinion from counsel and the BVI government’s demonstrated financial capability to make these payments, we believe OC-BVI’s accounts receivable will ultimately be collected in full.

The primary accounting guidance for the allowance for doubtful accounts is provided in SFAS No. 5. As set forth in paragraph 22 of that statement “losses from uncollectible receivables shall be accrued when both conditions in paragraph 8 are met.” Paragraph 8 requires such losses to be probable and reasonably estimable. For the reasons set forth previously we do not believe it can be concluded that it is probable that any portion of OC-BVI’s accounts receivable are uncollectible. SFAS No. 5 also states in paragraph 23 that “inability to make a reasonable estimate of the amount of loss from uncollectible receivables precludes accrual.” Due to the circumstances we do not believe a basis exists for estimating the amount of any loss on these accounts receivable.

     In connection with responding to your comments, Consolidated Water Co. Ltd. acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (954) 571-3105 should you have any questions regarding these responses.
Yours truly,

/s/ David W. Sasnett
David W. Sasnett
Executive Vice President & Chief Financial Officer